82-3470

ITC Limited
Re[illegible]
Vir[illegible]
37 [illegible] lia
Tel[illegible]
Fax : 91 33 22882259/2260/1256

04035085

28th May, 2004

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Audited Financial Results for the Year ended 31st March, 2004

Further to our letter dated 28th May, 2004, forwarding the Audited Financial Results of the Company for the Year ended 31st March, 2004, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 7/1

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limi
Corporate Com
37 J. L. Nehru Road K

S
NOUNCEMENT

From : S H Venkatramani
Head – Corporate Communications

16.2% Growth in Post-tax Profit
Net Turnover up 10.3%

ITC posted yet another year of robust performance with Gross Turnover touching Rs. 11815 crs. representing a growth of 7.2% over the previous year. After adjusting for the once-off opportunity of rice exports in 2002-03, underlying topline growth stood at an impressive 11.8% over last year. Post-tax profit at Rs. 1593 crores registered a growth of 16.2 % while Pre-tax profit increased by 12.8 % to Rs. 2319 crores. Earnings Per Share for the year stood at Rs. 64.31.

The Board of Directors recommended a dividend of Rs.20 per share (Previous year: Rs.15.00 per share). This will entail a total cash outflow of Rs. 559 crores, comprising proposed dividend of Rs. 495 crores and income tax on the proposed dividend of Rs. 64 crores. This level of dividend translates to a payout ratio of 35.08% (LY: 30.54%).

FMCG-Cigarettes

The operating environment for cigarettes in India continues to pose an increasing order of challenge. On the one hand, the year saw the escalation of state level taxes with Uttar Pradesh enhancing the rate of entry tax from 3% to 5% and Bihar imposing entry taxes on raw materials used in the manufacture of cigarettes. On the other hand, restrictions on consumption of cigarettes and communication have been introduced through the Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003, (COTPA) with effect from 1st May 2004.

Despite the challenging circumstances, the Company leveraged its leadership position in the industry to record a revenue growth of 5.3% during the year, driven by improved product mix and a volume growth of 3%.

Several innovative products were launched during the year in keeping with the Company's strategy of providing superior value for the consumer: **'Insignia'**, launched in the unique Shoulder Box packaging style, redefined the premium segment and strengthened the association of the Company with world-class quality. **'India Kings'** became the first Indian brand to be offered to consumers in a state-of-the-art international 'Contour' pack, substantially reinforcing the premium imagery of the brand. A new international 'wave' pack format was introduced during the year in the 70-75 mm filter segment and is rapidly gaining consumer acceptance.

FMCG-Others

The Company's new FMCG businesses posted rapid topline growth on the back of new product launches and extension of existing products to target markets. As evident from the Segment Report, revenues from these businesses grew threefold during the year contributing Rs. 304 crores to ITC's topline.

Branded Packaged Foods

The Company continued to augment its product range by leveraging in-house capability at the Integrated Group Research and Development Centre at Bangalore. The product portfolio now comprises 45 value-added products catering to a wide range of consumer requirements. The unwavering commitment to internationally benchmarked quality standards has enabled the business to rapidly gain market standing in all its 5 brands.

The '**Aashirvaad**' brand continues to grow rapidly and has already established leadership as the number 1 branded atta among national branded players within barely two years of launch. With the launch of ready-to-cook pastes in March '04, the 'Aashirvaad' assurance of excellence now extends to ready-to-eat foods, ready-to-cook pastes, atta and salt. A range of differentiated products in the biscuits category was launched during the year under the **'Sunfeast'** brand. These products have met with very encouraging consumer response with the business recording impressive gains in market standing in the operating segments. The Company is engaged in extending market coverage while concurrently augmenting the supply chain to cater to the rapid growth in consumer demand. **'mint-o'** and **'Candyman'** continue to build significant market positions in the Confectionery segment. Deposited candies were added to the 'Candyman' range in two flavours – butterscotch and orange. The offerings of regular varieties under 'Candyman' also stood expanded with the introduction of orange and pineapple flavours. **'Kitchens of India'**, the Company's Gourmet food brand expanded into the premium ready-to-cook segment with specialty pastes for discerning consumers.

Lifestyle Retailing

The **'Wills Lifestyle'** product portfolio was further strengthened during the year with the launch of the **'Clublife'** and **'Classic'** range for the party and work wear segments respectively. These launches, together with the **'Wills Sport'** range (the first to be launched by the Company), enabled positioning the '**Wills Lifestyle**' product portfolio as a full wardrobe brand for men and women. The year also marked the extension of the Wills range of products to 65 multi-branded outlets (MBOs) and 16 large format retail stores (LFRs) with a view to increasing market penetration.

The Company's foray into the mid-priced segment with the launch of '**John Players**' in December 2002 was rapidly scaled up towards establishing national presence in a short period of time. The range is now available in nearly 600 markets in 3200 outlets making it the largest distributed apparel brand in the country in this category.

The state-of-the art Master Facility in Gurgaon continues to engage in R&D activities on fabrics and washes to offer superior products to the consumer.

Greeting Cards, Gifts & Stationery

During the year, the Greeting Cards business consolidated its position as the No.2 player in the industry. Market share improved by 5% points to 20% on the back of focused improvements in product quality and supply chain processes. Retail coverage was further enhanced to touch 12000 outlets across 700 markets. The business' Social Cause range of cards introduced in partnership with SOS Children's Villages of India is now established amongst the top social cause greeting cards brands in the country.

The year also marked the launch of the **'Expressions Paperkraft'** and **'Classmates'** range of notebooks across major markets, leveraging the Company's capability in high quality paper manufacture to offer superior products at competitive prices. Market response has been encouraging, with the range exhibiting potential to garner a sizeable share of the Rs.500 crores fast growing Stationery market.

Safety Matches

The Safety Matches SBU, which markets Safety Matches sourced from the small-scale sector, posted impressive gains during the year with market share touching 8% during the last quarter.

The Company's brands -'**Mangaldeep**' and '***i* Kno**' - have become synonymous with value-addition in an industry where movement up the value chain has not been witnessed in a long time. In the volume segment, '**AIM**' has become the single largest brand in the country within a year of launch on the strength of the Company's superior product development expertise and focus on quality and its vast distribution network. Encouraged by the consumer response in the domestic market, the business also commenced exports to the U.S.A and West Africa during the year.

ITC continues to extend technical and management support to small-scale sector manufacturers to help them achieve superior product quality and processes.

Incense Sticks (Agarbattis)

ITC's foray into the marketing of incense sticks is yet another manifestation of its partnership with small and medium enterprises. The business' products under the '**Mangaldeep**' brand in a unique 'fragrance locked' packaging format is rapidly gaining consumer franchise across markets.

Hotels

The Company made steady progress during the year towards accomplishing the strategic objective of completing the ITC Welcomgroup chain in all the six key locations. **ITC Grand Central**, the Company's second property in Mumbai is well on course for commercial launch by end 2004. Peaking at a height of 127 meters, ITC Grand Central will be one of the tallest hotels in India. In line with international trends, the **ITC Grand Maratha Sheraton,** Mumbai commissioned a state-of-the-art spa during the year, which is fast gaining popularity. A renovation and product upgradation programme is also underway at the **ITC Maurya Sheraton**, New Delhi towards raising the already high quality standards of this hotel. The uncompromising attention to providing the finest hoteliering standards even during the prolonged downturn in the industry was rewarded with growing customer preference. During 2003-04, the hotels business posted a handsome growth in revenues of 33% on the back of improved occupancies and room realisations following the upturn in the industry. Operating profits at Rs. 32.51 crs. trebled as compared to last year reflecting the significant turnaround achieved, notwithstanding the gestation costs in respect of the recently opened hotel **'ITC Sonar Bangla'** at Kolkata. 'ITC Sonar Bangla', widely acknowledged as being amongst the finest business hotels in Asia, posted a cash break even in its first full year of operations.

Paperboards, Specialty Paper and Packaging

Overall sales volumes at 230980 MT grew marginally over last year reflecting the constraints in manufacturing capacity and the impact of once-off events viz. inventory correction by end users primarily in the FMCG industry and plant shutdown for maintenance & repairs. In line with the strategy of enriching product mix, sales of value-added products grew by a substantial 18% during the year. Significant progress was also made during the year towards capacity expansion in the recycled segment with the addition of a 65000 TPA paperboard machine as part of the acquisition of the paperboards business of BILT Industrial Packaging Co. Ltd. on a 'slump sale' basis. The business is also on track towards completing its 75000 TPA expansion plan, currently underway at its facility at Sarapakka, AP by the third quarter of 2004/05. With these investments, the total paperboards manufacturing capacity of

the Company would be nearly 300000 TPA and would strategically position the business towards realising its vision of becoming a leader in the Afro-Asian region.

The Company's Elemental Chlorine Free (ECF) pulp mill is the only one of its kind in the country meeting world-class environmental standards – a testimony to ITC's commitment to the environment. The facility commissioned during 2002-2003, achieved 100% capacity utilization during the year. With the increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are increasingly switching to ECF pulp-based paperboard.

Significant investments were made in the Packaging and Printing business towards technology acquisition and upgradation which enabled delivery of a range of value-added products of world-class quality to the Company's Cigarettes and new FMCG businesses. Apart from providing a source of sustainable competitive advantage to these businesses, the investments are expected to result in substantial cost savings.

Agri business

The Company more than doubled its e-Choupal network during the year, adding over 2000 choupals during 2003-04. Todate 4150 Choupals have been installed, reaching out to over two million farmers in over 20,000 villages in the states of Madhya Pradesh, Uttar Pradesh, Maharashtra, Karnataka, Rajasthan and Andhra Pradesh. ITC won the inaugural World Business Award for its unique e-choupal initiative. The Award, jointly instituted by the International Chamber of Commerce, the United Nations Development Program and the HRH Prince of Wales International Business Leaders Forum honours companies the world over for their contribution to poverty alleviation and sustainable development. ITC's e-choupal was selected for this Award from among 64 nominations from 27 countries.

Agri commodity exports (soya, rice, coffee and marine products) touched Rs. 574 crores during 2003-04, an impressive increase of 58% over the previous year (after adjusting for the once-off opportunity of rice exports in 2002-03), primarily on the back of soya exports.

On the leaf tobacco front, export volumes grew by a substantial 40% over previous year and 20% by value (in US$ terms) despite the challenging global demand-supply situation compounded by the appreciation of the Indian rupee Vs. the US Dollar. The Company continues to provide its customers a comprehensive range of high quality tobaccos, constantly innovating distinctive grades and providing cost-effective products through technology upgradation at both the farm and processing ends.
At the processing end, the Company's state-of-the-art processing lines at Chirala, AP reached optimum productivity levels during the year to emerge as a benchmark facility for green leaf threshing plants globally.

The Board of Directors, at its meeting in Kolkata on 28th May 2004, approved the financial results for the year ended 31st March 2004, which are enclosed.

May 28, 2004

Shrun Kabraman

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

28th May, 2004

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Secretary
The National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Audited Financial Results for the Year ended 31st March, 2004

Further to our letter dated 19th May, 2004, we enclose a copy of the Audited Financial Results of the Company, statement providing details of Segment-wise Revenue, Results and Capital Employed, Consolidated Financial Results and other information as required under the Listing Agreement, for the financial year ended 31st March, 2004.

The above have been approved at the meeting of the Board of Directors of the Company held on 28th May, 2004.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Audited Financial Results

for the Quarter and Twelve Months ended 31st March, 2004

(Rs. in Crores)

		Nine Months Ended 31.12.2003	Quarter Ended 31.03.2004	Quarter Ended 31.03.2003	Twelve Months Ended 31.03.2004	Twelve Months Ended 31.03.2003
GROSS INCOME		8732.89	3307.03	2839.47	12039.92	11194.47
NET SALES TURNOVER	(1)	4588.50	1881.94	1519.86	6470.44	5865.78
OTHER INCOME	(2)	168.66	56.22	60.07	224.88	169.59
NET INCOME (1+2)		4757.16	1938.16	1579.93	6695.32	6035.37
Less:						
TOTAL EXPENDITURE	(3)	2766.66	1343.19	1046.45	4109.85	3712.00
a) (Increase) / decrease in stock-in-trade		(158.36)	(31.09)	76.63	(189.45)	3.00
b) Consumption of raw materials, etc.		1730.83	841.95	512.36	2572.78	2245.42
c) Staff cost		276.10	140.38	85.35	416.48	346.12
d) Other expenditure		918.09	391.95	372.11	1310.04	1117.46
INTEREST (Net)	(4)	16.61	8.18	5.96	24.79	29.84
DEPRECIATION	(5)	179.09	62.53	64.16	241.62	237.34
PROFIT BEFORE TAX (1+2-3-4-5)	(6)	1794.80	524.26	463.36	2319.06	2056.19
Less:						
PROVISION FOR TAXATION	(7)	589.01	137.20	139.94	726.21	684.84
NET PROFIT (6-7)	(8)	1205.79	387.06	323.42	1592.85	1371.35
PAID UP EQUITY SHARE CAPITAL	(9)	247.59	247.68	247.51	247.68	247.51
(Ordinary shares of Rs. 10/- each)						
RESERVES EXCLUDING REVALUATION RESERVES	(10)	-	-	-	6101.54	5056.48
EARNING PER SHARE (Basic) (Rs.)	(11)	48.70	15.63	13.07	64.34	55.41
EARNING PER SHARE (Diluted) (Rs.)		48.64	15.61	13.07	64.22	55.41
AGGREGATE OF NON-PROMOTER SHAREHOLDING	(12)					
- NUMBER OF SHARES		247586073	247678851	247511886	247678851	247511886
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

Notes :

(i) The above results were reviewed by the Audit Committee and approved by the Board of Directors of the Company at the meeting held on 28th May, 2004.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) Staff costs for the quarter ended 31.03.2004 include Rs 39.40 Crores (Q4 2003 : Rs. Nil) being the additional provision towards contribution to the employees' pension fund consequent to increase in the purchase price of annuities.

(v) Provision for taxation for the quarter ended 31.03.2004 is net of tax refunds / adjustments of Rs. 34.78 crores (Q4 2003 : Rs. 5.01 Crores).

(vi) During the quarter, 92,778 Ordinary Shares of Rs. 10/- each were issued and allotted under the ITC Employee Stock Option Scheme. Consequently, the issued and paid up share capital of the Company stands increased to Rs. 2,47,67,88,510/-.

(vii) During the quarter, 10 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(viii) During the quarter, the Company completed acquisition of the paperboards business of M/s Bilt Industrial Packaging Company Limited, including its 65,000 MT per annum manufacturing facility at Thekkampatty Village, Coimbatore District, Tamil Nadu ('Kovai ' Unit).

(ix) The above is as per Clause 41 of the Listing Agreement and does not take into account the excise issues disputed by the Company.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 28th May, 2004
Place : Kolkata, India

For and on behalf of the Board

Executive Director

Chairman

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Twelve Months Ended 31st March , 2004

(Rs. in Crores)

	Quarter Ended 31.03.2004	Quarter Ended 31.03.2003	Twelve months Ended 31.03.2004	Twelve months Ended 31.03.2003
1. Segment Revenue				
a) FMCG - Cigarettes	2352.61	2195.98	9230.27	8764.00
- Others	89.08	45.47	304.16	109.20
Total FMCG	**2441.69**	**2241.45**	**9534.43**	**8873.20**
b) Hotels	80.23	57.91	257.53	193.41
c) Agri Business	596.46	364.68	1708.77	1658.14
d) Paperboards, Paper & Packaging	335.29	303.82	1253.29	1162.86
Total	**3453.67**	**2967.86**	**12754.02**	**11887.61**
Less : Inter-segment revenue	202.86	188.46	938.98	862.73
Gross sales / Income from operations	**3250.81**	**2779.40**	**11815.04**	**11024.88**
2. Segment Results				
a) FMCG - Cigarettes	463.88	468.42	2033.34	1923.53
- Others	(60.97)	(43.78)	(174.36)	(122.44)
Total FMCG	**402.91**	**424.64**	**1858.98**	**1801.09**
b) Hotels	18.91	4.72	32.51	10.09
c) Agri Business	23.58	(4.61)	89.80	84.05
d) Paperboards, Paper & Packaging	55.70	57.32	229.85	226.27
Total	**501.10**	**482.07**	**2211.14**	**2121.50**
Less : i) Interest (Net)	8.18	5.96	24.79	29.84
ii) Other un-allocable expenditure net of un-allocable income	(31.34)	12.75	(132.71)	35.47
Total Profit Before Tax	**524.26**	**463.36**	**2319.06**	**2056.19**
3. Capital Employed				
a) FMCG - Cigarettes *			1572.50	1621.58
- Others			212.10	80.41
Total FMCG			**1784.60**	**1701.99**
b) Hotels			977.69	943.09
c) Agri Business			476.90	410.88
d) Paperboards, Paper & Packaging			1468.88	1260.91
Total Segment Capital Employed			**4708.07**	**4316.87**

* Before considering provision of Rs. 1366.34 Crores (31.03.2003 - Rs. 970.20 Crores) in respect of disputed State taxes, the levy / collection of which has been stayed.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Foods) - Agarbattis and Matches sourced from the small scale sector.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Specialty Paper and Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Segment results for the quarter ended 31.03.2004 have been impacted by the following items :

FMCG : Cigarettes : Additional provision towards contribution to the Employees' Pension Fund and cost relating to voluntary Retirement Schemes totalling Rs. 39.62 Crores (Q4 2003 : Rs. Nil).

Paperboards, Paper & Packaging : Write off of obsolete assets of Rs. 4.87 Crores (Q4 2003 : Rs. Nil) consequent to modernisation of the pulp mill.

(4) Segment results of the new business activities namely 'FMCG : Others ' largely reflect start up and business development costs.

(5) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 978 Crores (31.03.2003- Rs. 943 Crores) includes Rs. 829 Crores (31.03.2003 - Rs. 841 Crores) relating to the new hotels at Mumbai and Kolkata as well as capital work in progress in respect of the second hotel under construction in Mumbai.

In the wake of the upturn in the industry, the Hotels business registered a significant growth in revenue and profits. However, the segment results continue to reflect the depreciation charge of the newly opened hotels, the impact of the global slump in international travel during the earlier part of the financial year, and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute.

(6) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business.
During the year ended 31st March, 2004, the Agri Business revenues / results witnessed a marginal growth over the same period last year inspite of :
(a) transporters' strike in April 2003;
(b) significant reduction in the size of export opportunity in non basmati rice which was available last year (Rs. 76 Crores for the year ended 31.03.2004 as against Rs. 519 Crores for the year ended 31.03. 2003); and
(c) significant appreciation of the Rupee against the US Dollar.

(7) As at 31st March 2004, the total capital employed of the Company of Rs. 6410 Crores (31.03.2003 - Rs. 5366 Crores) included Rs. 801 Crores (31.03.2003 - Rs. 803 Crores) being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

(8) Figures for the previous year have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 28th May, 2004
Place : Kolkata, India

For and on behalf of the Board

Executive Director Chairman

Disclosurė as required under other clauses of the Listing Agreement

(Rs. in Crores)

	Twelve months Ended 31.03.2004	Twelve months Ended 31.03.2003
NET PROFIT	**1592.85**	**1371.35**
PROFIT BROUGHT FORWARD	343.88	325.87
TOTAL	1936.73	1697.22
ADJUSTMENT FOR HOTEL FOREIGN EXCHANGE RESERVE	(1.00)	5.00
AVAILABLE FOR APPROPRIATION	1935.73	1702.22
APPROPRIATION OF PROFIT / AND RESERVE		
a) Release from Debenture Redemption Reserve	(10.94)	(60.50)
b) Transfer to General Reserve	1000.00	1000.00
c) Profit carried forward	387.74	343.88
DIVIDEND INCLUDING DIVIDEND TAX	**558.83**	**418.84**

Notes :

(i) The above was approved at the meeting of the Board of Directors of the Company held on 28th May, 2004.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) The Board of Directors of the Company has recommended a dividend of Rs. 20.00 per Ordinary share for the financial year ended 31st March, 2004 and the dividend, if declared, will be paid on or after 2nd August, 2004 to those members entitled thereto.

(iv) The Register of Members of the Company will be closed for the purpose of dividend from 21st July, 2004 to 30th July, 2004 (both days inclusive).

(v) The 93rd Annual General Meeting of the Company has been convened for 30th July, 2004.

Registered Office:
Virginia House, 37 J.L.Nehru Road,
Kolkata - 700 071, India
Dated : 28th May, 2004
Place : Kolkata

For and on behalf of the Board

Executive Director

Chairman

ITC LIMITED
Audited Financial Results (Consolidated)
for the Twelve Months ended 31st March, 2004

(Rs. in Crores)

		Consolidated Financial Results for Twelve months Ended	
		31.03.2004	31.03.2003
GROSS INCOME		12622.36	11642.73
NET SALES TURNOVER	[1]	6888.49	6170.70
OTHER INCOME	[2]	235.94	190.17
NET INCOME (1 + 2)		7124.43	6360.87
Less:			
TOTAL EXPENDITURE	[3]	4430.48	3962.51
a) (Increase) / decrease in stock-in-trade		(195.11)	(0.84)
b) Consumption of raw materials, etc.		2604.43	2284.90
c) Staff cost		543.31	439.54
d) Other expenditure		1477.85	1238.91
INTEREST (Net)	[4]	29.16	35.85
DEPRECIATION	[5]	272.96	259.85
PROFIT BEFORE TAX (1+2-3-4-5)	[6]	2391.83	2102.66
Less:			
PROVISION FOR TAXATION	[7]	753.59	720.10
PROFIT AFTER TAXATION BEFORE SHARE OF LOSS OF ASSOCIATES AND MINORITY INTERESTS (6-7)	[8]	1638.24	1382.56
SHARE OF LOSS OF ASSOCIATES	[9]	(4.30)	(4.84)
PROFIT AFTER TAX BEFORE MINORITY INTERESTS (8+9)	[10]	1633.94	1377.72
MINORITY INTERESTS	[11]	17.93	4.75
NET PROFIT (10-11)		1616.01	1372.97
PAID UP EQUITY SHARE CAPITAL	[12]	247.68	247.51
(Ordinary shares of Rs. 10 each)			
RESERVES EXCLUDING REVALUATION RESERVES	[13]	6138.69	5072.68
EARNINGS PER SHARE (Basic) (Rs.)	[14]	65.28	55.47
EARNINGS PER SHARE (Diluted) (Rs.)		65.15	55.47
AGGREGATE OF NON PROMOTER SHAREHOLDING	[15]		
- NUMBER OF SHARES		247678851	247511886
- PERCENTAGE OF SHAREHOLDING		100	100

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 28th May, 2004
Place : Kolkata, India

For and on behalf of the Board

Executive Director   Chairman